SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Section 13a-16 or 15d-16

of the Securities Exchange Act of 1934

November 7, 2007

SMURFIT KAPPA FUNDING PLC

(formerly known as JSG Funding plc)

(Translation of registrant’s name into English)

Beech Hill

Clonskeagh

Dublin 4

Ireland

Telephone: +353 (1) 202-7000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Completion of Consent Solicitation

On November 7, 2007, Smurfit Kappa Funding plc, formerly known as JSG Funding plc (the “Company”), completed its consent solicitation relating to all of the Company’s outstanding 7.75% dollar denominated Senior Subordinated Notes due 2015 (the “Dollar Notes”) and its 7.75% euro denominated Senior Subordinated Notes due 2015 (the “Euro Notes” and, together with the Dollar Notes, the “Notes”). On November 5, 2007, the Company issued a notice announcing the results of the consent solicitation.

A copy of the November 5, 2007 notice is attached hereto as Exhibit 1.

On November 2, 2007, the Company received valid acceptances in respect of a majority of the Dollar Notes outstanding and a majority of the Euro Notes outstanding. As such, the requisite consents were obtained to effect the proposed amendments (the “Proposed Amendments”) to the indentures governing the Notes (the “Indentures”) that amended the reporting covenants in the Indentures so that Company is no longer required under the Indentures to prepare reports in accordance with the rules and regulations promulgated by the SEC under the Exchange Act and file such reports with the SEC. Instead, the Company’s ultimate parent, Smurfit Kappa Group plc, is required to provide the Trustee and Holders with annual, semi-annual and quarterly financial information in the manner described in the Statement. In addition, the Proposed Amendments changed the definition of “GAAP” in the Indentures such that all required financial information will be prepared, and all financial ratios and other computations will be calculated, in accordance with IFRS. Accordingly, on November 2, 2007, the Company and the trustees under the Indentures executed and delivered a dollar supplemental indenture and a euro supplemental indenture containing the Proposed Amendments. On November 7, 2007, the Company paid to each Holder whose Consent has been validly accepted by the Company an amount equal to the Consent Fee per aggregate principal amount of $1,000 of Dollar Notes and €1,000 of Euro Notes so accepted.

A copy of the dollar supplemental indenture is attached hereto as Exhibit 2, and a copy of the euro supplemental indenture is attached hereto as Exhibit 3.

On November 7, 2007, the Company issued a notice announcing its intention of filing Form 15F terminating its duty under
Section 15(d) of the Securities Exchange Act of 1934 to file reports, thereby relieving the Company of the requirement to file annual financial reports (Form 20-F) and other periodic reports with the SEC.

A copy of the November 7, 2007 notice is attached hereto as Exhibit 4.

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2007	SMURFIT KAPPA FUNDING PLC

	By:	/s/ Ian J. Curley
Ian J. Curley
Director and Chief Financial Officer

LIST OF EXHIBITS

The following exhibits have been filed as part of the Form 6-K:

Exhibit	Description

1	Smurfit Kappa Funding plc notice dated November 5, 2007.

2

Dollar Supplemental Indenture, dated as of November 2, 2007, between Smurfit Kappa Funding plc (formerly known as JSG Funding plc and MDP Acquisitions plc) and Deutsche Bank Trust Company Americas, as trustee.

3

Euro Supplemental Indenture, dated as of November 2, 2007, between Smurfit Kappa Funding plc (formerly known as JSG Funding plc and MDP Acquisitions plc) and Deutsche Bank Trust Company Americas, as trustee.

4	Smurfit Kappa Funding plc notice dated November 7, 2007.